PACIFIC RIM MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2007 and 2006

Expressed in US Funds

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Pacific Rim Mining Corp.:

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies noted in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and, where possible, segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets regularly with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly unaudited and annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors’ report outlines the scope of their audit and their opinion on the consolidated financial statements.

“April Hashimoto”	“Thomas C. Shrake”

April Hashimoto	Thomas C. Shrake
Chief Financial Officer	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Pacific Rim Mining Corp.:

We have audited the consolidated balance sheet of Pacific Rim Mining Corp. (the “Company”) as at April 30, 2007 and the consolidated statements of loss and shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated balance sheet as at April 30, 2006 and the consolidated statement of loss and shareholders’ equity and cash flows for the years ended April 30, 2006 and 2005 were audited by predecessor auditors who expressed an opinion without reservation on those statements, before the restatements as described in note 15, in their report dated June 6, 2006.

We have audited the adjustments arising from the restatement as described in Note 15 of the April 30, 2007 financial statements and in our opinion, such adjustment, in all material respects, is appropriate and has been properly applied.

“PricewaterhouseCoopers LLP”

Vancouver, B.C.	PRICEWATERHOUSECOOPERS LLP
July 20, 2007	CHARTERED ACCOUNTANTS

Comments by Auditor for U.S. Readers on Canada-U.S Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements and when there is a change in accounting that has a material impact on the comparability of the Company’s financial statements, such as the change described in Note 15 to the financial statements. Our report to the shareholders dated July 20, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such events and conditions and accounting changes in the auditor’s report when these are adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Vancouver, B.C.	PRICEWATERHOUSECOOPERS LLP
July 20, 2007	CHARTERED ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pacific Rim Mining Corp.:

We have audited the accompanying consolidated balance sheets of Pacific Rim Mining Corp. (the “Company”) as at April 30, 2006 and the related consolidated statements of loss, shareholders' equity, and cash flows for each of the years ended April 30, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as April 30, 2006, and the results of its operations and its cash flows for each of the years ended April 30, 2006, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, BC	STALEY, OKADA & PARTNERS
June 6, 2006	CHARTERED ACCOUNTANTS

Pacific Rim Mining Corp.	Statement 1
Consolidated Balance Sheets
In thousands of U.S. dollars

		Restated
		(Note 15)
	As at	As at
	April 30,	April 30,
ASSETS	2007	2006
Current Assets
Cash and cash equivalents	$2,496	$1,757
Temporary investments (Note 4)	7,937	14,620
Bullion (Note 5)	778	533
Receivables	322	166
Production inventory	299	278
	11,832	17,354
Property, Plant and Equipment (Note 6)	6,271	4,718
Closure Fund (Note 7)	3,391	3,248
	$21,494	$25,320

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$2,285	$882
Accrued closure costs - current portion (Note 9)	250	159
	2,535	1,041
Accrued Closure Costs (Note 9)	2,322	1,624
	4,857	2,665

SHAREHOLDERS’ EQUITY
Share Capital - Statement 3 (Note 10)
Authorized:
unlimited common shares without par value
Issued and fully paid:
109,781,960 (2006 – 105,590,960) shares outstanding	76,765	74,178
Contributed Surplus - Statement 3	1,993	1,181
Deficit - Statement 3	(62,121)	(52,704)
	16,637	22,655
	$21,494	$25,320
Going Concern (Note 1)
Commitments (Note 13)

APPROVED BY THE BOARD OF DIRECTORS:

“Paul B. Sweeney”                                               , Director

“Catherine McLeod-Seltzer”                              , Director

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 2
Consolidated Statements of Loss
In thousands of U.S. dollars, except for per share amounts

		Restated	Restated
		(Note 15)	(Note 15)
	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2007	2006	2005
Revenue
Sales	$8,337	$8,024	$11,868

Cost of Sales
Operating costs	5,442	4,410	9,019
Depreciation, depletion and amortization	140	79	937
	5,582	4,489	9,956
Mine Operating Income (Loss)	2,755	3,535	1,912

Expenses (Income)
Exploration
- direct	10,401	6,237	6,351
- stock-based compensation (Note 10)	263	52	73
General and administrative
- direct	2,346	1,504	1,149
- stock-based compensation (Note 10)	705	166	411
Interest income	(642)	(251)	(120)
Interest expense	-	-	18
Unrealized foreign exchange loss (gain)	86	(264)	(108)
Gain on sale of property, plant and equipment	-	(11)	(848)
	13,159	7,433	6,926
Loss Before Discontinued Operations	(10,404)	(3,898)	(5,014)
Discontinued Operations - Recovery of Investment
In Andacollo Mine (Note 1d )	1,000	3,349	284
Loss for the Year Before Taxes	(9,404)	(549)	(4,730)
Income Taxes (Note 12)	(13)	(59)	(19)
Loss for the Year	$(9,417)	$(608)	$(4,749)

Loss Per Share before Discontinued Operations –
Basic and Diluted	(0.10)	(0.05)	(0.06)
Loss Per Share after Discontinued Operations -
Basic and Diluted	$(0.09)	$(0.01)	$(0.06)

Weighted Average Shares Outstanding (thousands)	106,939	82,528	80,514

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 3
Consolidated Statements of Shareholders' Equity
In thousands of U.S. dollars

	Share Capital - Common Shares
			Contributed	Accumulated	Total
	Number	Amount	Surplus	Deficit	Equity

Balance - April 30, 2004	80,483,994	$57,354	$336	$(47,347)	$10,343
Shares issued for cash –
options exercised	158,200	71	-	-	71

Stock-based compensation	-	-	484	-	484
Fair value of options
exercised	-	10	(10)	-	-

Loss for the year	-	-	-	(4,634)	(4,634)
Restatement of prior years
(Note 15)	-	-	-	(115)	(115)
Balance - April 30, 2005	80,642,194	$57,435	$810	$(52,096)	$6,149
Shares issued for cash, net of
costs	23,900,000	16,361	-	-	16,361
Shares issued for cash –
options exercised	783,766	347	-	-	347
Shares issued for property
option payment	50,000	38	-	-	38
Shares issued for services
(Note 10)	215,000	150	-	-	150

Warrants issue cost	-	(168)	168	-	-

Stock-based compensation	-	-	218	-	218
Fair value of options
exercised	-	15	(15)	-	-

Loss for the year	-	-	-	(618)	(618)
Restatement of prior years
(Note 15)	-	-	-	10	10

Balance – April 30, 2006	105,590,960	$74,178	$1,181	$(52,704)	$22,655
Shares issued for cash –
options exercised	2,644,000	1,208	-	-	1,208
Shares issued for cash –
warrants exercised	1,195,000	862	-	-	862

Shares issued for services	152,000	111	-	-	111
Shares issued for property
option payment	200,000	199	-	-	199
Fair value of warrants
exercised	-	168	(168)	-	-
Fair value of options
exercised	-	39	(39)	-	-
Warrants issued for property
option payment (Note 10)	-	-	51	-	51

Stock-based compensation	-	-	968	-	968

Loss for the year	-	-	-	(9,417)	(9,417)

Balance – April 30, 2007	109,781,960	$76,765	$1,993	$(62,121)	$16,637

- See Accompanying Notes -

Pacific Rim Mining Corp.	Statement 4
Consolidated Statements of Cash Flows
In thousands of U.S. dollars

		Restated	Restated
		(Note 15)	(Note 15)
	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2007	2006	2005
Operating Activities
Loss for the year	$(9,417)	$(608)	$(4,749)
Adjustment to reconcile loss to cash flow provided by
operations:

Depletion, depreciation and amortization	155	98	928
Accretion and pension costs	10	167	399
Warrants issued for property option payment	51	38	-
Stock issued for property option payment	199	-	-
Stock issued for services	111	150	-
Stock based compensation	968	218	484
Net interest earned on closure fund	(143)	(126)	(91)
Gain on sale of property, plant and equipment	-	(11)	(848)
Loss on sale of supplies inventory	-	-	37
Write-down of supplies inventory	-	-	165
	(8,066)	(74)	(3,675)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	1,403	(332)	(547)
Closure cost expenditures	(127)	(110)	(304)
Loans payable	-	-	(828)
Inventories	(266)	(524)	3,710
Receivables	(155)	(50)	2
Proceeds of disposition of supplies inventory	-	-	32
Cash Flow Used for Operating Activities	(7,211)	(1,090)	(1,610)
Investing Activities
Temporary investment redemption	6,683	(14,262)	(358)
Purchases of property, plant and equipment	(798)	(46)	(86)
Proceeds of disposition of property, plant and equipment	-	11	848
Reclamation sinking fund withdrawals	-	-	108
Cash Flow Provided By (Used for) Investing Activities	5,885	(14,297)	512
Financing Activities
Shares issued for cash, net of issuance costs	2,065	16,708	71
Cash Flow Provided By Financing Activities	2,065	16,708	71
Net Increase (Decrease) in Cash and Cash Equivalents	739	1,321	(1,027)
Cash and cash equivalents - Beginning of year	1,757	436	1,463
Cash and Cash Equivalents - End of Year	$2,496	$1,757	$436

Supplementary Schedule of Cash Transactions:
Interest paid during the period	$-	$-	$25
Income taxes paid during the period	$13	$59	$19

- See Accompanying Notes -

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

1.	Going Concern, Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in mineral claims in Argentina.

The Company has not yet determined whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing to complete the exploration and development of is exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

These financial statements are prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There are conditions and risks that could cast substantial doubt on the validity of this assumption.

During the year, the Company incurred a loss of $9,417 and has an accumulated deficit of $62,121. The operations of the Company have been funded primarily by its interest in the Denton Rawhide Joint Venture and the use of funds raised through a short form prospectus equity financing that closed on March 1, 2006. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption to be inappropriate, and these adjustments could be material.

Basis of Presentation

These consolidated financial statements are presented in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 17.

These consolidated financial statements include the accounts of the Company’s wholly-owned active subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III and its wholly- owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

Basis of Presentation - Continued

a)	Reporting Currency

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

b)	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

c)	Bullion

Saleable bullion inventory located at gold refiners is reported separately from all other inventories held to reflect management’s view that the bullion reported is closely equivalent to cash, immediately available to cover short-term cash requirements.

d)	Shut Down and Sale of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of this mine and the estimated realizable value of capital assets after all liabilities have been liquidated.

Proceeds from creditor distribution and payments related to subsequent sales of the previously written off assets are credited in the year received to income as “Discontinued Operations - Recovery of Investment In Andacollo Mine”.

On September 21, 2005 the Company entered into an agreement to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the Andacollo Mine for a total price of $5,400. $3,000 of proceeds received upon signing this agreement has been recorded as described above. The first payment of $1,000 against a $2,400 promissory note was received on September 26, 2006 as scheduled. The remaining payment of $1,400 due on September 20, 2007 will be recorded when received. The promissory note bears no interest and is secured by a charge over the assets sold.

2.	Significant Accounting Policies and Accounting Changes

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of three months or less from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in values.

Temporary Investments

Short term investments with a term to maturity from inception of greater than three months which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to insignificant risks of loss in value are classified as temporary investments.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

2.	Significant Accounting Policies and Accounting Changes – Continued

Bullion

Gold and silver bullion is valued at the lower of cost and estimated fair market value.

Production Inventory

Production inventory, comprised of gold in process is valued at the lower of cost and net realizable value.

Property, Plant and Equipment

Property, plant and equipment is stated at cost as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Reviews are undertaken to evaluate the carrying values of property, plant and equipment when events or changes in circumstances indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

Exploration Expenses

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, is capitalized as incurred and amortized on a units of production basis over estimated recoverable reserves.

Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

The Company’s share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 “Asset Retirement Obligations” which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

2.	Significant Accounting Policies and Accounting Changes - Continued

Environmental Expenditures and Closure Costs - Continued

Effective May 1, 2003, the Company elected early implementation of CICA 3110, whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made. The asset retirement costs are capitalized as part of the carrying amount of the long term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is accreted over the estimated future ounces of gold production until settlement of the obligation. As a result of the adoption of this accounting standard, the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $500 during the year ended April 30, 2004. During 2007, the Company reviewed the accounting implemented under CICA 3110 and determined that amendments should be reflected in the accounting applied and as a result, re-stated years 2006 and 2005 of the consolidated financial statements . (See Note 15)

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes, which are more likely than not to be realized.

Share Capital

	i)	Share capital issued as non-monetary consideration is recorded at an amount based on fair market value.

ii)

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rated basis on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

Stock-based Compensation

The Company applies the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense over the vesting period of the stock options, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists, the price is fixed and determinable, and collection is reasonably assured.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

2.	Significant Accounting Policies and Accounting Changes - Continued

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Derivative Transactions

The Company may enter into gold forward sales contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company’s entire forward sales activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Transactions denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

	i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
	ii)	Non-monetary assets and liabilities, equity at historical rates , and
	iii)	Revenue and expense items at the average rate of exchange prevailing during the period.

Gains and losses on translation are included in determining net income for the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, temporary investments, receivables, closure fund and, accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Temporary Investments

	April 30, 2007	April 30, 2006
Temporary Investments *	$7,937	$14,620
February 13, 2008
Maturity date	and August 15, 2007	April 3, 2007
Interest rate per annum	4.43% and 4.62%	3.6%

* At April 30, 2007, temporary investments are comprised of two bankers acceptances guaranteed by large North American banking institutions, are callable on demand and pay interest for the period of the investment. At April 30, 2006, temporary investments were comprised of guaranteed investment certificates, guaranteed by a large North American banking institution, were callable on demand and paid interest on all amounts invested for more than thirty days.

5.	Bullion

	April 30, 2007		April 30, 2006
	Gold	Silver	Gold		Silver
Ounces at refinery	1,192	18,013	1,200		11,929
				$
Market value per ounce ($/oz.)	$678	$13.40	$652		13.50
Market value	$808	$241	$782		$161
Total market value	$ 1,049		$ 943
Valuation – lower of cost and market	$ 778		$ 533

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

6.	Property, Plant and Equipment

		Restated
		(Note 15)
	April 30,	April 30,
	2007	2006
Office Equipment and Vehicles	$252	$207
Accumulated Depreciation	(175)	(190)
	77	17
Rawhide Mining Facility	26,542	25,370
Accumulated depreciation and amortization	(25,059)	(24,917)
	1,483	453
Mining Property Acquisition Costs – El Salvador	4,711	4,248
	$6,271	$4,718

7.	Closure Fund

The Denton-Rawhide Closure Fund investments of $3,391 (2006 - $3,248) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2007 was approximately $3,468 (2006 - $3,276). During the year ended April 30, 2007, no funds (2006 - $108) were drawn from the trust to pay severances owed to Denton-Rawhide employees due to the cessation of mining activities (heap leaching and processing activities have continued) and the related reduction of the workforce. These severances paid were part of the accrued closure costs. At April 30, 2007, closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

8.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

8.	Mineral Properties - Continued

	a)	El Salvador Properties - Continued

ii)

By agreement dated March 29, 2006, the Company has superceded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement the Company has prepaid an annual rental fee in the amount of $29 with the option to purchase the parcel for a payment of $971 at any time up to April 1, 2007. During the third quarter, the Company commenced the process of exercising its option to purchase the parcel and advanced $300 of the $971 payment. Subsequent to year-end and upon transfer of title in the parcel of land to the Company, the final $671 was paid.

		iii)	The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos.

iv)

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100 % interest in an El Salvador exploration concession to be known as the Zamora property. The agreement was subsequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concession by making advance royalty payments as follows:

Upon TSX approval of the agreement	100,000 shares plus 100,000 warrants of the Company
Annual payments	The greater of:
First anniversary	100,000 shares or $100 in shares of the Company
Second anniversary	140,000 shares or $140 in shares of the Company
Third anniversary	200,000 shares or $200 in shares of the Company
Fourth anniversary	300,000 shares or $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, 100,000 shares were issued pursuant to the first anniversary payment.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

8.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture

		i)	The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	April 30,	April 30,	April 30,
	2007	2006	2005
Current assets	$1,209	$814	412
Property, plant and equipment	1,483	453	229
Closure fund	3,391	3,248	3,122
Current liabilities	(1,003)	(431)	(672)
Long-term liabilities	(2,322)	(1,624)	(1,388)

Net assets	$2,758	$2,460	1,703

The condensed statements of operating income of the Company’s 49% interest are as follows:

		Year Ended
	April 30,	April 30,	April 30,
	2007	2006	2005
Sales	$8,337	$8,024	$11,868
Gain on sale of property, plant and
equipment	-	-	848
Other income (slag sale)	62	-	-
Costs and expenses	(5,644)	(4,489)	(9,956)
	$2,755	$3,535	$2,760

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

8.	Mineral Properties - Continued

b)	Denton-Rawhide Joint Venture - Continued

The condensed statements of cash flows of the Company’s 49% interest are as follows:

		Year Ended
	April 30,	April 30,	April 30,
	2007	2006	2005
Cash flows provided by operations	$2,790	$2,862	$6,624
Cash flows provided by (used for)
investment activities	(253)	(3)	812
Cash flows provided by (used for)
financing activities	-	-	(828)
Net cash flow	$2,537	$2,859	$6,608

ii)

By agreement dated October 28, 2004 and subsequently amended effective October 1, 2006, between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the closing date. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow. The October 1, 2006 amendment extended the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October, 31, 2007 (formerly October 31, 2006).

c)	Other Exploration Properties

The Company holds exploration rights on mineral claims in Argentina which are largely unexplored and undeveloped. Certain of the properties have been optioned to third parties.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

9.	Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $3,556 at April 30, 2007 (2006 - $2,708) of which $3,306 (2006- $2,549) is long-term and $250 (2006 - $159) is current. The closure fund (Note 7), held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

		Re-stated	Re-stated
		(Note 15)	(Note 15)
	April 30, 2007	April 30, 2006	April 30, 2005
Current
Pension Liability	$115	$105	188
Asset retirement obligation (“ARO”)	135	54	42
	250	159	230
Long-term

Pension Liability	$115	$174	(92)
Asset retirement obligation	2,207	1,450	1,480
	2,322	1,624	1,388

Accretion cost during the period	$60	$91	-
ARO -change in estimate (Note 16)	906	91	-
Pension liability accrual	9	59	999
Reclamation expenditures during the
period	$(127)	$(110)	(304)

During the year the Company recorded additional reclamation liabilities and post-retirement benefit liabilities relating to the Rawhide Joint Venture.

The net pension liability above consisted of projected benefit obligations of $2,047 (2006 - $2,033) and plan assets of $2,008 (2006 - $1,888). The following assumptions were applied in arriving at these values:

Discount rate	5.9% (2006 – 5.6%)
Salary increases	4.0% (2006 – 4.1%)
Expected return on assets	7.3% (2006 – 6.2%)

10.	Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Stock and Warrant Issues

On March 14, 2006 the Company issued 215,000 shares as payment for $150 of management services provided by an officer and director of the Company in the normal course of operations. The amount of the consideration was established and agreed to by the officer and director. During 2007, no shares were issued as payment to related parties.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

10.	Share Capital – Continued

Stock and Warrant Issues – Continued

On November 08, 2006 and February 13, 2007 200,000 shares and 100,000 warrants were issued under the terms of the Cerro Colorado exploration agreement dated February 06, 2006 and subsequently amended in September 2006 (see Note 8(a)(iv)).

The $38 non cash fair value of these warrants as calculated using the Black Scholes Option Pricing Model was charged as exploration expenditures.

The assumptions used to determine the cost in the warrants pricing model are summarized below:

Date of warrant grant	November 08, 2006
Average risk free interest rate	4.00%
Average expected option life	3 years
Stock volatility – based on trading history	54.138%
Dividend payments during life of option	none
Total fair value of warrants granted	$51

Details of warrants issued, exercised and outstanding are:

	Number of warrants	Exercise price ($Cdn)	Expiry
April 30, 2006	1,195,000	0.84	February 28, 2007
Issued	100,000	0.81	November 07, 2009
Exercised	(1,195,000)	0.84	February 28, 2007
April 30, 2007	100,000

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock options outstanding at that date were combined, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares were reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding option granted under the 2002 Plan. The 2006 Plan replaces the 2002 Plan and the Company has discontinued granting any options under the 2002 Plan. However, any outstanding options granted under the 2002 Plan will continue to be governed by the 2002 Plan.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

10.	Share Capital - Continued Stock Options – Continued

Current option details are as follows:

	Number of Options

	Pre-	October	August 2006	Total	Weighted Average
	Amalgamation	2002 Plan	Plan		Exercise Price
	Plans				(in Cdn $)	Expiry

Options outstanding at April 30, 2004	1,804,380	3,210,800	-	5,015,180	$ 0.60	2004-2008
Year ended April 30, 2005 - granted	-	1,330,000	-	1,330,000	$ 0.75	2010
- expired/cancelled	(65,080)	-	-	(65,080)	$ 1.33	2004
- exercised	(138,200)	(20,000)	-	(158,200)	$ 0.55	2004-2007
			-
Options outstanding at April 30, 2005	1,601,100	4,520,800		6,121,900	$ 0.63	2005-2010
			-	12,500
Year ended April 30, 2006 - granted	-	12,500			$ 0.93	2008
			-	(124,134)
- expired/cancelled	(30,800)	(93,334)			$ 0.73	2005-2010
			-	(783,766)
- exercised	(611,300)	(172,466)			$ 0.55	2005-2010
			-
Options outstanding at April 30, 2006	959,000	4,267,500		5,226,500	$ 0.63	2006-2010

Year ended April 30, 2007 - granted	-	1,000,000	1,795,000	2,795,000	$0.90	2007-2011

- exercised	(959,000)	(1,685,000)	-	(2,644,000)	$0.50	2006-2007

Options outstanding at April 30, 2007	-	3,582,500	1,795,000	5,377,500

Vested as at April 30, 2007	-	2,915,834	808,333	3,724,168

The following table summarizes information about stock options outstanding to directors, employees and consultants as at April 30, 2007

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
July 23, 2008	$0.43	130,000	130,000
October 8, 2008	$0.85	1,190,000	1,190,000
February 18, 2010	$0.75	1,250,000	1,250,000
January 26, 2008	$0.93	12,500	12,500
June 15, 2011	$0.74	500,000	166,667
August 27, 2011	$0.92	500,000	166,667
August 28, 2011	$0.92	1,470,000	700,000
December 03, 2011	$1.34	125,000	41,667
February 11, 2012	$1.32	200,000	66,667
		5,377,500	3,724,168

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

10.	Share Capital - Continued

Stock Options - Continued

Stock-based compensation expenses as calculated using the Black-Scholes Option Pricing Model are summarized below with the assumption used in the pricing model.

	2007	2006	2005
Administrative costs	$705	$166	$411
Exploration costs	263	52	73
Total stock-based compensation	$968	$218	$484

Black-Scholes assumptions for option grants during year ended April 30, 2007

	Options Granted
	February	December	August	August	June 16,
	12, 2007	4, 2006	29, 2006	28, 2006	2006
Average risk free interest rate	4.11%	3.75%	4.05%	4.07%	4.07%
Average expected Option life (years)	5 years	4 years	4 years	4 years	4 years
Stock volatility – based on trading
history	76,389%	76.589%	77.874%	77.902%	79.015%
Dividend payments during life of option	none	none	none	none	none
Total fair value of option granted	$ 145	$103	$797	$273	$226

For information regarding the fair value of previously granted options and the assumptions used in calculating the fair value please refer to the April 30, 2006 annual report.

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

11.	Gold Forward Sales Contracts

(Metal prices in U.S. Dollars)

At April 30, 2007, the Company’s gold forward sales contract position consisted of 1,000 ounces (2006 - 3,000) for future delivery of gold at various dates from May 2007 to June 2007 (2006 - May to October 2006) at an average price of US$688 (2006 - US$639) per ounce. At April 30, 2006 the Company had a financial exposure to market risks related to the settlement of outstanding forward sales as gold spot prices were approximately US$678 (2006 - US$652) per ounce at that date. The estimated fair value of these contracts at the April 30, 2007 spot prices was $10 (2006 - $(39)), which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company’s gold forward sales activity is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold forward sales contract counter parties are large international credit-worthy institutions.

12.	Income Taxes

a) Tax rate reconciliation

A reconciliation between the Company’s statutory and effective tax rates is as follows:

	2007	2006
Tax rate	34.1%	34.4%
Loss for the year before taxes	$9,404	$549
Income tax recovery computed at statutory rate	3,207	189
Difference between statutory and foreign tax rates	(975)	(600)
Benefit of tax losses and oher deductions not recognized	(1,939)	427
Stock based compensation	(306)	(75)
Income tax expense	$(13)	$(59)

b) The Company has various losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

12.	Income Taxes - continued

As at April 30, 2007 the Company has the following tax loss carry forwards and deductions::

Country	Category	Amount	Expiry
Argentina	Operating losses	$ 2,551	2008-2012
Canada	Non-capital losses	$ 9,265	2008-2027
	Net capital losses	$ 52,815	N/A
	Mineral expenditures	$ 10,498	N/A
El Salvador	Mineral expenditures	$ 28,806	(i)
United States	Operating losses – Regular tax	$ 619	2008-2026
	Operating losses – Alternative minimum tax	$ 333	2008-2026

(i) These expenditures expire when they are written-off for local accounting purposes. The Company has deferred write-off of these expenditures for tax purposes on the reasoning that the local taxing authority, as is common in many jurisdictions, will allow future deduction of these costs against future taxable revenues that these expenditures give rise to.

c) Future income tax assets are not recorded for the above tax loss carry forwards due to complete uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company’s future income tax assets, after applying enacted corporate income tax rates are as follows:

	April 30, 2007	April 30, 2006
Non-capital losses and other deductions	$4,370	$6,885
Net capital losses	16,373	17,306
Property plant and equipment and mineral expenditures	9,374	9,854
Accrued closure costs	900	948
	31,017	34,993
Less: Valuation allowances	(31,017)	(34,993)
	$-	$-

13.	Commitments

Operating Leases

The Company has entered into operating leases for office premises, office equipment and vehicles. Minimum lease payments are as follows:

	Office	Office
	Premises (i)	Equipment	Vehicles	Total
2008	$47	$5	$53	$105
2009	-	5	43	48
2010	-	5	10	15
2011		5	2	7
2012 and beyond	-	6	-	6
	$47	$26	$108	$181

(i)	In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

14.	Segmented Information

Details are as follows:

		Restated	Restated
		(Note 15)	(Note 15)
	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2007	2006	2005
Total Assets
Canada	$9,748	$16,392	$807
USA	6,183	4,557	3,626
El Salvador	5,554	4,347	4,354
Argentina	9	24	11
Chile	-	-	-
Total	$21,494	$25,320	$8,798
Total Property, Plant and Equipment
Canada	$77	$17	$5
USA	1,483	453	243
El Salvador	4,711	4,248	4,234
Argentina	-	-	-
Chile	-	-	-
Total	$6,271	$4,718	$4,482
Revenue
Canada	$-	$-	$-
USA	8,337	8,024	11,868
El Salvador	-	-	-
Argentina	-	-	-
Chile	-	-	-
Total	$8,337	$8,024	$11,868
Depreciation, Depletion and Amortization
Canada	$13	$6	$4
USA	142	92	933
El Salvador	-	-	-
Argentina	-	-	-
Chile	-	-	-
Total	$155	$98	$937
Net Income (Loss)
Canada	$(2,182)	$(956)	$(1,045)
USA	2,574	3,071	2,237
El Salvador	(10,495)	(5,896)	(6,047)
Argentina	(278)	(149)	(116)
Chile	964	3,322	222
Total	$(9,417)	$(608)	$(4,749)

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

15.	Restatement of Prior Years

During 2007, the Company undertook a review of its previously-issued consolidated financial statements for the accounting treatment for the two components of mine closure costs: reclamation and pension obligations. Management thereafter determined that amendments should be reflected in the 2006 and 2005 comparative amounts included in these financial statements.

The effect of the restatement on the consolidated financial statements is summarized as:

Consolidated Balance Sheet as at April 30, 2006	As previously reported	Adjustment	As restated
Property, Plant and Equipment Accrued closure costs – current portion Accrued Closure costs Deficit	$4,307 143 1,849 (53,324)	$411 16 (225) 620	$4,718 159 1,624 (52,704)

Consolidated Statements of Loss	As previously reported	Adjustment	As restated
Loss for the year ending April 30, 2006 Loss for the year ending April 30, 2005 Deficit ending April 30, 2004	$(618) (4,634) (48,072)	$10 (115) 725	$(608) (4,749) (47,34)7

16.	Change in Estimate – Asset Retirement Obligation

During 2007, the value of the assets and liabilities associated with the asset retirement obligations for the Rawhide minesite were adjusted to reflect changes in the estimated amounts and timing of estimated future costs. The impact of the change in estimate is reflected in the current year as an increase to Property, Plant and Equipment and corresponding increase to Accrued Closure costs of $906 (2006 - $91).

17.	United States Generally Accepted Accounting Principles (“US GAAP”)

The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

Under US GAAP, in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS115”), temporary investments held by the Company would be classified as “available for sale” under FAS 115 and would be recorded at market value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders’ equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

17.	United States Generally Accepted Accounting Principles (“US GAAP”) - Continued

In a recent continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity. The SEC’s view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. This interpretation does not apply under Canadian GAAP. A recent meeting of the FASB included a discussion of an analogous issue and FASB is considering whether companies will be allowed to implement a change in accounting for this analogous situation in a future year. The Company intends to apply the FASB guidance when it is known and its effect can be determined.

The significant changes in the consolidated financial statements relative to US GAAP are as follows:

Statements of Loss (in thousands of US dollars, except for per share amounts)

		(As Restated)	(As Restated)
	Year	Year	Year
	Ended	Ended	Ended
	April 30,	April 30,	April 30,
	2007	2006	2005
Net loss following Canadian GAAP	$(9,417)	$(608)	$(4,634)
Adjustments to create US GAAP	-	-	-
Net loss following US GAAP	(9,417)	(608)	(4,634)
Temporary investments valuation adjustment	66	40	-
Comprehensive loss, following US GAAP	(9,351)	(568)	(4,634)
Weighted average number of common shares,
computed under US GAAP (thousands of shares)	106,939	82,528	80,514
Loss per share, following US GAAP	$(.09)	$(0.01)	$(0.06)

Deficit and Comprehensive Gain (Loss) (in thousands of US dollars)

		(As Restated)	(As Restated)
	April 30, 2007	April 30, 2006	April 30, 2005

Deficit
Adjusted deficit, beginning of year per US GAAP	$(53,314)	$(52,746)	$(48,112)
Net loss per US GAAP	(9,351)	(568)	(4,634)
Adjusted deficit, end of year per US GAAP	$(62,665)	$(53,314)	$(52,746)

Accumulated Other Comprehensive Gain
Beginning of year per US GAAP	$40	$-	$-
Current year other comprehensive gain (loss)	66	40	-
Accumulated other comprehensive gain (loss),
end of year per US GAAP	$106	$40	$-

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

17.	United States Generally Accepted Accounting Principles - Continued

Balance Sheets (in thousands of US dollars)

	April 30,	April 30,
	2007	2006
Current assets following Canadian GAAP	$11,832	$17,354
Valuation of temporary investments adjustment	66	40
Current assets following US GAAP	$11,898	$17,394

As the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 133, Accounting For Derivative Instruments and Hedging Activities.

Certain of the comparative numbers in this Canadian to US GAAP reconciliation have been restated to reflect errors in the previous year’s presentation arising due to foreign exchange accounting. As a result of this restatement, loss for the year 2006 and 2005 under US GAAP decreased by $274 and $108 respectively. Basic and diluted loss per share under US GAAP for 2006 and 2005 decreased remained unchanged. Deficit under U.S GAAP for 2006 and 2005 decreased by $396 and $82 respectively. Accumulated comprehensive gain has decreased by $334 and $110 respectively

Recent U.S. Accounting Pronouncements

In June 2006, the FASB issued Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109, “FIN 48”, which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. At April 30, 2007, the Company has not determined the impact of the adoption of FIN 48 its results of operations or financial position.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after Novemer 15, 2007. At April 30, 2007, the Company has not determined the impact of the adoption of this standard on the Company’s results of operations or financial position.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2007, 2006 and 2005
In thousands of U.S. dollars

17.	United States Generally Accepted Accounting Principles - Continued

New Canadian Accounting Pronouncements

In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook. These new standards will affect the company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007. The most significant new standards are as follows:

i) Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts. It also specifies how financial instrument gains and losses are to be presented. Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

ii) Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The adoption of this standard is not expected to impact the company.

iii) Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income for the company will include holding gains and losses on investments designated as available for sale.